M E D I C U R E I N T E R N A T I O N A L I N C .

July 4, 2006

MEDICURE INTERNATIONAL INC.,
a corporation incorporated under the laws of Barbados,
(hereinafter referred to as "Medicure"),

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CanAm Bioresearch Inc.
a corporation incorporated under the laws of Canada,
(hereinafter referred to as "Research Co").

Re: Amendment to the Development Agreement (the “Agreement”)

This letter, once executed, will constitute an amendment to the Agreement dated June 1, 2000. The wording of Section 3.1 (b) of the Agreement, dated June 1, 2000 and subsequently amended on August 7, 2003 and July 8, 2005 is hereby replaced with the following:

“The aggregate of all Expenditure Limits under all Research Schedules entered into pursuant to this Agreement shall not exceed thirty million dollars ($30,000,000) (the “Aggregate Expenditures”).”

In addition the Expenditure Limit as defined in Schedule B of the Agreement is increased to $30,000,000 and the Required Completion Date is extended from 5 years to 10 years from the Commencement Date.

All other terms, covenants and conditions remain in force in accordance with the original agreement as dated January 1, 2000 and subsequent amendment on August 7, 2003 and July 8, 2005.

Upon execution of the agreement, please return one original to our office and retain the other for your files.

MEDICURE INTERNATIONAL INC.		CANAM BIORESEARCH INC.

Per:	/s/ Trevor Hassell	Per:	/s/ Marcus Enns
	Name: Trevor Hassell		Name: Marcus Enns
	Position: Director		Position: President

MEDICURE INTERNATIONAL INC.

Per:	/s/ Kirk Cyrus
Name: Kirk Cyrus
Position: Treasurer